UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number 1-12609

NOTIFICATION OF LATE FILING

(Check One):	* Form 10-K	*Form 20-F	* Form 11-K	☒ Form 10-Q	* Form N-SAR	* Form N-CSR

	For Period Ended:	June 30, 2003

*	Transition Report on Form 10-K
*	Transition Report on Form 20-F
*	Transition Report on Form 11-K
*	Transition Report on Form 10-Q
*	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Pacific Gas and Electric Company
Full name of registrant:

Former name if applicable:

77 Beale Street, P.O. Box 77000
Address of principal executive office:

San Francisco, California 94177
City, state and zip code:

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Pacific Gas and Electric Company (Utility) and its parent, PG&E Corporation, have filed joint reports with the Securities and Exchange Commission since PG&E Corporation became the holding company for the Utility on January 1, 1997.  Another subsidiary of PG&E Corporation, PG&E National Energy Group, Inc. (NEG) has informed PG&E Corporation that it needs additional time to complete preparation of its second quarter financial statements and that it will be unable to provide this information to PG&E Corporation in time for PG&E Corporation to file its Form 10-Q by August 14, 2003.  Therefore, PG&E Corporation is unable to timely file its Form 10-Q by the due date, August 14, 2003, without unreasonable effort or expense.  The outcome of NEG’s review will have no impact on the Utility’s financial results.  However, due to the complexity of the joint reporting practice, the Utility is unable extract the information related solely to the Utility to enable it to file a separate Form 10-Q by the due date, August 14, 2003, without unreasonable effort or expense.  The Utility intends to file its report no later than August 19, 2003.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen M. Hayes	415	817-8204
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒	Yes	*	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	*	Yes	☒	No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pacific Gas and Electric Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2003	By:	KENT M. HARVEY
Kent M. Harvey
Senior Vice President, Chief Financial Officer and Treasurer